Sub-Item77C
                    Matters Submitted to a Vote of Security Holders


At the Special Meeting of Shareholders of Adams Harkness Small Cap Growth Fund held on November 25, 2005, shares were votes as follows on the one proposal presented to shareholders:

To approve a new Investment Advisory Agreement between the Registrant and AH Lisanti Capital Growth, LLC with respect to Adams Harkness Small Cap Growth Fund.

             FOR                         AGAINST          ABSTAIN

             255,690                     2,204            4,894


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